EXHIBIT H-1


[Suggested Form of Notice of Proposed Transactions]


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-       ; 70-8899)

Entergy Corporation, et al.

          Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, a registered holding company; Entergy Arkansas, Inc., 425 West Capitol, Little Rock, Arkansas 72201; Entergy Gulf States, Inc., 350 Pine Street, Beaumont, Texas 77701; Entergy Louisiana, Inc., 4809 Jefferson Highway, Jefferson, Louisiana 70121; Entergy Mississippi, Inc., 308 East Pearl Street, Jackson, Mississippi 39201; Entergy New Orleans, Inc., 1600 Perdido Building, New Orleans, Louisiana 70112; System Energy Resources, Inc., 1340 Echelon Parkway, Jackson, Mississippi 39213; Entergy Operations, Inc., 1340 Echelon Parkway, Jackson, Mississippi 39213; Entergy Services, Inc., 639 Loyola Avenue, New Orleans, Louisiana 70113; and System Fuels, Inc., 350 Pine Street, Beaumont, Texas 77701, have filed a post-effective amendment to their Application-Declaration under Sections 6(a), 7, 9(a), 10, and 12(b) of the Public Utility Holding Company Act of 1935.

          By order dated November 27, 1996 (Release No. 35-26617) (the "1996 Order"), the Commission authorized Entergy Mississippi, Inc. ("Mississippi") and Entergy New Orleans, Inc. ("New Orleans") to effect short-term borrowings through the Entergy System Money Pool and to issue and sell unsecured short-term promissory notes (including commercial paper) to various commercial banks and/or commercial paper dealers in the following maximum amounts through November 30, 2001: Mississippi, $103 million; and New Orleans, $35 million. In addition, the 1996 Order also authorized Entergy Services, Inc. ("ESI") and System Fuels, Inc. ("SFI") to effect short-term borrowings through the Entergy System Money Pool, from Entergy Corporation ("Entergy") and/or from commercial banks (backed by an Entergy guarantee) in the following maximum amounts through November 30, 2001: ESI, $150 million; and SFI, $95 million.

          The applicants now anticipate increased cash requirements through November 30, 2001 such that an increase in the amount of authorized short-term borrowings for each company is appropriate. The increases being sought by Mississippi and New Orleans are primarily a result of (1) higher fuel costs (due to higher energy prices and increased demand for electricity) which must be financed by each company pending the recovery of these costs in rates; and (2) increased capital spending on transmission and distribution facilities in order to improve system reliability. The increase being sought by ESI is primarily the result of increased capital spending on computer systems, software and related facilities associated with the establishment of an independent transmission company ("Transco") by Entergy's domestic utility subsidiaries in compliance with FERC Order 2000 and the anticipated transition to competition by certain of Entergy's domestic utility subsidiaries. Such capital costs are expected to be transferred to Transco and other newly-formed entities as the transition to competition progresses. The increase being sought by SFI is primarily the result of higher fuel oil costs (due to higher energy prices and increased demand for electricity) which must be financed by SFI pending the resale of such fuel oil to SFI's parent companies, Mississippi, New Orleans, Entergy Arkansas, Inc. and Entergy Louisiana, Inc., at the time such fuel oil is utilized by such companies in the production of electricity.

          These increases in short-term financing requirements, coupled with the maximum daily borrowings historically experienced by the applicants, will result in short-term borrowings which exceed the maximum amounts originally authorized by the Commission four years ago. The increases in short-term borrowing authorizations are intended to provide the applicants with flexibility in meeting their estimated cash requirements, as well as managing potential significant swings in cash requirements that may occur within any given month.

          In view of the foregoing, the applicants are requesting that the Commission issue a supplemental order authorizing an increase in short-term borrowings, through November 30, 2001, in the following maximum amounts: (a) $160 million, in the case of Mississippi (representing an increase of $57 million); (b) $100 million, in the case of New Orleans (representing an increase of $65 million); (c) $200 million, in the case of ESI (representing an increase of $50 million); and (d) $200 million, in the case of SFI (representing an increase of $105 million).

          The post-effective amendment to the Application-Declaration and any further amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ______________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants and declarants at the addresses specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration, as so amended, may be granted and/or permitted to become effective.

          For  the  Commission,  by  the Division  of  Investment
Management, pursuant to delegated authority.

                              ___________________________
                                      Secretary